WILLIAMS LAW GROUP, P.A.

2503 W. Gardner Ct.

Tampa FL 33611

Phone:  813-831-9348

Fax:  813-832-5284

March 6, 2006

Mr. Thomas Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0408

Re: Sputnik, Inc.

Registration Statement on Form SB-2

Amendment No. 6.

File No. 333-126158

Dear Mr. Kluck:

On March 4, 2006 Amendment No. 6 to the above registration statement filed on EDGAR.

We have reviewed the filed correspondence this past weekend and note that the due to a repagination after the response table was prepared, the response table filed as correspondence contained incorrect page reference numbers.

We have attached a revised table with corrected page numbers to assist you in your review.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ

Michael T. Williams, Esq.